-----------------------------------------

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                                       -----------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                LOGIMETRICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54141 01 06
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Greg Manocherian, 3 New York Plaza, 18th Floor, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receiver Notices and Communications)

                                November 11, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

-----------------------------------------------------             ----------------------------------------------------
CUSIP No.   54141 01 06                                           Page     2        of      5      Pages
          ---------------------------                                  ------------    -----------
-----------------------------------------------------             ----------------------------------------------------


   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GREG MANOCHERIAN

----------------------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|
----------------------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

                 PF

----------------------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|

----------------------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES

------  ------------------------------------------------------------------------------------------------------------

      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          4,938,259
      OWNED BY
        EACH            --------  ------------------------------------------------------------------------------------
     REPORTING
     PERSON WITH           8     SHARED VOTING POWER

                                          --
                       --------  -------------------------------------------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                          4,938,259

                       --------  -------------------------------------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                          --
------  ------------------------------------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,938,259

------  ------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |_|

------  ------------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.36%

------  ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN

--------- ----------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                   SCHEDULE 13D

-----------------------------------------------------             ----------------------------------------------------
CUSIP No.   54141 01 06                                           Page     3        of      5      Pages
          ---------------------------                                  ------------    -----------
-----------------------------------------------------             ----------------------------------------------------


   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 KABUKI PARTNERS ADP, GP

------  ------------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|

------  ------------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY

------  ------------------------------------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

                 WC

------  ------------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
------  ------------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

------  ------------------------------------------------------------------------------------------------------------

      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          409,299
      OWNED BY
        EACH           --------  -----------------------------------------------------------------------------------
      REPORTING
     PERSON WITH           8     SHARED VOTING POWER

------  ------------------------------------------------------------------------------------------------------------
                                          --
                           9     SOLE DISPOSITIVE POWER

                                          409,299

------  ------------------------------------------------------------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                          --
------  ------------------------------------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   409,299

------  ------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |_|

------  ------------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.42%

------  ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   PN

--------- ----------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                   SCHEDULE 13D

-----------------------------------------------------             ----------------------------------------------------
CUSIP No.   54141 01 06                                           Page     4        of      5      Pages
          ---------------------------                                  ------------    -----------
-----------------------------------------------------             ----------------------------------------------------

   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WHITEHALL PROPERTIES, LLC

------  ------------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|

------  ------------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY

------  ------------------------------------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

                 WC

------  ------------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
------  ------------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

------  ------------------------------------------------------------------------------------------------------------

      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          1,360,988
      OWNED BY
        EACH          --------  -------------------------------------------------------------------------------------
      REPORTING
     PERSON WITH           8     SHARED VOTING POWER

                                          --
                       --------  -------------------------------------------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                          1,360,988

                       --------  -------------------------------------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                          --
------  ------------------------------------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,360,988

------  ------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |_|

------  ------------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.59%

------  ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   OO

--------- ----------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D

-----------------------------------------------------             ----------------------------------------------------
CUSIP No.   54141 01 06                                           Page     5        of      5      Pages
          ---------------------------                                  ------------    -----------
-----------------------------------------------------             ----------------------------------------------------


   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 PAMELA EQUITIES CORP.

------  ------------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|

------  ------------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY

------  ------------------------------------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

                 WC

------  ------------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
------  ------------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK

------  ------------------------------------------------------------------------------------------------------------

      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          2,479,681
      OWNED BY
        EACH            --------  ------------------------------------------------------------------------------------
     REPORTING
     PERSON WITH           8     SHARED VOTING POWER

                                          --
------  ------------------------------------------------------------------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                          2,479,681

------  ------------------------------------------------------------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                          --
------  ------------------------------------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,479,681

------  ------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        |_|

------  ------------------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.07%

------  ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO

--------- ----------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


         This statement constitutes Amendment No. 3 to the Schedule 13D (the "Schedule 13D") of Mr. Greg Manocherian with respect to the Common Stock, par value of one cent ($0.01) per share (the "Common Stock") of Logimetrics, Inc., a Delaware corporation (the "Company"). This Amendment No. 3 amends the initial statement of Mr. Manocherian on Schedule 13D with respect to the event dated March 7, 1996, and Amendment No.1 thereto with respect to the event dated July 30, 1997, and Amendment No. 2 thereto with respect to the event dated October 21, 1998, and includes three reporting persons controlled by Mr. Manocherian:
Kabuki Partners ADP, GP ("Kabuki"), Whitehall Properties, LLC ("Whitehall"), and Pamela Equities Corp ("Pamela") (Mr. Manocherian, Kabuki, Whitehall, and Pamela are collectively referred to herein as the "Reporting Persons"). The Schedule 13D is hereby amended and restated as follows:

Item 1.           Security and Issuer.

                  This Amendment No. 3 is being filed to report the transactions by the Reporting Persons in the Common Stock of the Company, par value of $.01 per share (the "Common Stock"), and the following securities of the Company that are convertible into or exercisable to purchase Common Stock: Class A 13% Convertible Senior Subordinated Pay-In-Kind Debentures Due 1999 (the "Class A Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Class C 13% Convertible Senior Subordinated Due 1999 (the "Class C Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Series G Warrants (the "G Warrants"), which G Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.50 per share; Series H Warrants (the "H Warrants"), which H Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.60 per share; and Series I Warrants (the "I Warrants"), which I Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $1.125 per share.

                  On July 29, 1997, certain investors, including the Reporting Persons, entered into a Purchase Agreement (the "Initial Purchase Agreement") relating to a proposed financing (the
                  "Initial Financing") of the Company, consisting of up to $3,583,333 principal amount of Class A Debentures, up to 9,350,000 G Warrants at a purchase price of $.07 per G Warrant, up to 1,433,333 H Warrants at a purchase price of $.06 per H Warrant and up to 716,667 I Warrants at a purchase price of $.04 per I Warrant, for aggregate gross proceeds to the Company of up to $4,352,500. On July 30, 1997, certain of the foregoing investors, including certain of the Reporting Persons, consummated the first closing of the initial purchase (the "Initial Purchase") of such Financing, consisting of an aggregate of $2,535,942 principal amount of Class A Debentures, 6,866,129 G Warrants, 1,074,114 H Warrants and 537,057 I Warrants. One of the investors, not among the Reporting Persons, has the right, in a second closing of the Initial Purchase, to purchase $214,058 principal amount of Class A Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants. In May and August of 1998, certain investors, including certain of the Reporting Persons, exercised an option to purchase (the "Optional Purchase"), in the aggregate, $833,333 principal amount of Debentures, 2,000,000 G Warrants, 333,333 H Warrants and 166,667 I
                  Warrants.

                  On October 21, 1998, certain investors, including certain of the Reporting Persons, entered into a Purchase Agreement (the "Second Purchase Agreement") with the Company, for the purchase (the "Class C Purchase") by such investors of $2,666,667 in aggregate principal amount of Class C Debentures for aggregate gross proceeds to the Company of $2,000,000.

                  In addition, on October 21, 1998, certain investors, including certain of the Reporting Persons, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with an individual stockholder of the Company, for the purchase (the "Common Purchase"; and together with the Class C Purchase, the "Second Financing") by such investors of 2,000,000 shares of Common Stock for an aggregate purchase price of $500,000.

                  On November 11, 1999, certain investors, including certain of the Reporting Persons, disposed of 115,250 shares of Common Stock for proceeds of approximately $22,102.

                  The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 2.           Identity and Background.

                  (a)  This  Schedule  13D is being  filed  by Mr.  Manocherian,
                  Kabuki, Whitehall, and Pamela. Mr. Manocherian, Kabuki, Whitehall and Pamela are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim the existence of a group with the other investors in the Company.

                  (b) - (c)

                  Greg Manocherian

                  Mr. Manocherian is an individual principally employed as an investor. The principal business address of Mr. Manocherian is 3 New York Plaza, 18th Floor, New York, New York 10004.

                  Kabuki Partners ADP, GP

                  Kabuki is a general partnership that invests in various opportunities as they arise. Mr. Manocherian is the controlling partner. The principal business address of Kabuki is 3 New York Plaza, 18th Floor, New York, New York 10004.

                  Whitehall Properties LLC

                  Whitehall is a limited liability company that holds interests in real estate partnerships. The principal business address of Whitehall is 3 New York Plaza, 18th Floor, New York, New York 10004.

                  Pamela Equities Corp.

                  Pamela is a corporation that owns and manages real estate. The principal business address of Pamela is 3 New York Plaza, 18th Floor, New York, New York 10001.

                  (d) To the best knowledge of the Reporting Persons, during the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                  (f) Mr. Manocherian is a citizen of the United States of America. Kabuki is a New York corporation. Whitehall is a New York limited liability company. Pamela is a New York corporation.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 4.           Purpose of Transaction.

                  The Reporting Persons acquired the Stock of the Company reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may dispose of all or a portion of the Common Stock or other securities of the Company that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

                  Except as otherwise set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through
                  (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Set forth below is a description of the number of shares of Common Stock and the percentage of the aggregate shares of Common Stock issued and outstanding, held by each Reporting Person.

                  (a) - (b)

                  Greg Manocherian

                  Mr. Manocherian beneficially owns 4,938,259 shares of Common Stock, comprised of 107,000 shares of Common Stock; 47,170 shares of Common Stock issuable upon conversion of .5 shares of Preferred Stock; 20,000 shares of Common Stock issuable upon conversion of Class A Warrants; 47,170 shares of Common Stock issuable upon conversion of Class D Warrants; 1,541,218 shares of Common Stock issuable upon exercise of $642,174 principal amount of Debentures; 1,501,480 shares of Common Stock issuable upon exercise of 1,501,480 G Warrants; 77,658 shares of Common Stock issuable upon exercise of 77,658 H Warrants; and 38,829 shares of Common Stock issuable upon exercise of 38,829 I Warrants; comprising 15.36% of the issued and outstanding shares of Common Stock based on information received from the Company. The foregoing shares of Common Stock are owned by Mr. Manocherian individually. With respect to the remaining securities set forth above and described in more detail below, Mr. Manocherian may be deemed to be a beneficial owner of such securities by virtue of his being a "control person" with respect to Kabuki, Whitehall and Pamela.

                  Kabuki Partners ADP, GP

                  Kabuki beneficially owns 362,999 shares of Common Stock comprised of 135,000 shares of Common Stock, 102,748 shares issuable upon conversion of $42,812 principal amount of Class A Debentures, 46,500 shares issuable upon exercise of the $150,000 principal amount of the Class C Debentures, 96,774 shares issuable upon exercise of 96,774 G Warrants, 5,177 shares issuable upon exercise of 5,177 H Warrants, and 2,589 shares issuable upon exercise of 2,589 I Warrants.

                  Such 362,999 shares of Common Stock comprise 1.42% of the issued and outstanding shares of Common Stock, based on information received from the Company.

                  Whitehall Properties LLC

                  Whitehall beneficially owns 1,360,988 shares of the Common Stock comprised of (a) 166,500 shares of Common Stock; 380,761 shares issuable upon conversion of $158,650 principal amount of the Class A Debentures, 57,350 shares issuable upon conversion of the $185,000 principal amount of the Class C Debentures, 358,624 shares issuable upon exercise of 358,624 G Warrants, 19,186 shares issuable upon exercise of 19,186 H
                  Warrants and 9,593 shares issuable upon exercise of 9,593 I Warrants, currently owned by Whitehall, and (b) 132,979 shares issuable upon exercise of $55,408 principal amount of the Class A Debentures, 125,247 shares issuable upon exercise of 125,247 G Warrants, 6,700 shares issuable upon exercise of 6,700 H Warrants and 3,350 shares issuable upon exercise of 3,350 I Warrants, which Whitehall has the right to purchase as part of the Optional Purchase.

                  Such 1,360,988 shares of Common Stock comprise 4.59% of the issued and outstanding shares of Common Stock based on information received from the Company.

                  Whitehall has and will have the sole power to vote and dispose of all such securities.

                  Pamela Equities Corp.

                  Pamela beneficially owns 2,479,681 shares of Common Stock, comprised of (a) 123,250 shares of Common Stock; 761,522 shares issuable upon conversion of $317,301 principal amount of Class A Debentures, 82,150 shares issuable upon conversion of the $265,000 principal amount of the Class C Debentures, 717,247 shares issuable upon exercise of 717,247 G Warrants, 38,371 shares issuable upon exercise of 38,371 H Warrants and 19,186 shares issuable upon exercise of 19,186 I Warrants, currently owned by Pamela, and (b) 265,957 shares issuable upon exercise of $110,816 principal amount of the Class A Debentures, 250,495 shares issuable upon exercise of 250,495 G Warrants, 13,401 shares issuable upon exercise of 13,401 H
                  Warrants and 6,700 shares issuable upon exercise of 6,700 I Warrants.

                  Such 2,479,681 shares of Common Stock comprise 8.07% of the issued and outstanding shares of the Common Stock, based on information received from the Company.

                  Pamela has and will have the sole power to vote and dispose of all such securities.

                  (c)      None.

                  Other than as set forth above and elsewhere in this Item 5, none of the Reporting Persons effected any transaction in the Shares during the past sixty (60) days.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

                  (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                                    SIGNATURE

                  After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date:    January     , 2000

                                     /s/
                                    --------------------------------------------
                                    GREG MANOCHERIAN

                                    KABUKI PARTNERS ADP, GP

                                    By:        /s/
                                    --------------------------------------------
                                             Greg Manocherian, Partner

                                    WHITEHALL PROPERTIES, LLC

                                    By:        /s/
                                    --------------------------------------------
                                             Greg Manocherian, Member

                                    PAMELA EQUITIES CORP.

                                    By:        /s/
                                    --------------------------------------------
                                             Greg Manocherian, President